Exhibit 23.1

Consent of Independent Auditors

The Directors

Alent plc

We consent to the incorporation by reference in the registration statements (No. 333-194012, No. 333-196698 and No. 333-205340) on Form S-8 and in the registration statements (No. 333-201817 and No. 333-202287) on Form S-3 of Platform Specialty Products Corporation of our report dated November 30, 2015 with respect to the group balance sheets of Alent plc and its subsidiaries as of December 31, 2014 and 2013, and the related group income statements, group statements of comprehensive income, group statements of cash flows and group statements of changes in equity for each of the years in the three-year period ended December 31, 2014, which report appears in the Form 8-K/A of Platform Specialty Products Corporation dated December 10, 2015.

/s/ KPMG LLP

London, United Kingdom

December 10, 2015